

September 18, 2014

Peter J. Shea, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, NY 10022

Re: Freedom Capital Corporation
        Registration Statement on Form N-2

Dear Mr. Shea:

Freedom Capital Corporation (the "Fund") filed a draft shelf registration statement on August 22, 2014 (the "Registration Statement") for non-public and confidential review. Under the Registration Statement, the Company may offer up to $20,000,000 of shares of its common stock. Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement.

Whenever a comment is made in one location, you should consider it applicable to all similar disclosure appearing elsewhere in the registration statement (including all future prospectus supplements). We have the following comments:

General

1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your Registration Statement.

3. Please provide the Expense Support and Conditional Reimbursement Agreement for review by the staff. In your response letter, please confirm whether the Fund intends to maintain a specified distribution yield.

4. Please confirm that the Fund does not intend to issue debt securities or preferred stock within a year from the effective date of the Registration Statement.

5. Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

Cover Page

6. In the sixth bullet, it is stated that under the repurchase program only a limited number of shares will be eligible for repurchase. Please state that you intend to limit the number of shares to be repurchased during any calendar year to the number of shares the Fund can repurchase using proceeds received from sales of shares under the Fund's distribution reinvestment plan and, in the discretion of the Fund's board, available cash. Please also state that the Fund's board of directors may terminate the repurchase program at any time.

7. In the seventh bullet point on the Cover Page, it is disclosed that the Fund's distributions may constitute a return of capital. Please include a clarification that a return of capital to shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. Explain that, as a result from such reduction in tax basis, shareholders may be subject to tax in connection with the sale of Fund shares, even if such shares were sold at a loss to the shareholder's original investment. Please make consistent revisions to all other relevant sections of the Registration Statement.

8. Please confirm that to the extent the Fund's NAV decreases below 2.5% of the then-current offering price, the Fund will file a prospectus supplement that will update the information contained in the Registration Statement. Further, to the extent the Fund's NAV decreases by more than 2.5% below the then-current offering price, the Registration Statement states that "we will reduce our offering price in order to establish a new net offering price that is not more than 2.5% above our net asset value." Please revise the statement to state that you will reduce the net offering price "accordingly," *i.e.* in accordance with the decrease in NAV, or explain why it is appropriate for the Fund to sell to new shareholders at a premium to NAV.

9. Please state clearly that the offering is on a "best efforts" basis and an explanation of the term for investors.

10. With respect to the statement that there will be no deduction of any fees or expenses if the Fund returns funds from the escrow account, please also add a clarification that no fees will be earned and no expenses will be incurred by shareholders prior to meeting the minimum offering requirement, including that any offering expenses incurred by the Adviser are not subject to reimbursement unless the minimum offering requirement is met.

11. Please disclose that purchasers in the initial offering will experience immediate dilution. Include additional discussion in the appropriate section of the prospectus that discusses the dilutive effect of the offering on immediate purchasers and cross-reference to that section on the Cover Page.

Prospectus Summary

Page 1

12. The Registration Statement discloses that you believe that the Adviser is the first investment advisor to focus on "Patriotic Responsible Investing," defined as investing that "involves investing in industries that enhance the economy and security of the United States and its allies." In the appropriate sections of the Registration Statement, please include additional description of objective factors and criteria that the Adviser utilizes to determine whether a particular investment conforms to the principles of "Patriotic Responsible Investing." We may have additional comments.

13. Please clarify a capitalization range for what the Adviser considers "small and middle-market" companies.

14. On page 7 of the Registration Statement, it is disclosed that the Fund may invest in below investment grade securities (often referred to as "junk"). Please revise the description of the Fund's strategy in all relevant sections of the Registration Statement to include a clarification that the Fund's investments will include below investment grade securities (please also include a parenthetical to define such securities as "junk"). Similarly, the "Risk Factors" section of the Registration Statement (see page 48) discloses that the Fund may invest in original discount instruments, but there is no similar disclosure in the sections describing the Fund's strategy. Please revise the strategy sections to the extent such types of investments are contemplated by the Fund's principal investment strategy.

Page 2

15. With respect to the Fund's ability to co-invest with affiliates, you state that the Fund will "be permitted to, and may, co-invest in syndicated deals and secondary market transactions where price is the only negotiated point." Please include additional explanation how investment opportunities will be allocated between the Fund and its affiliates, including those investments where price will be the only negotiated point.

Page 3

16. It is disclosed that you intend to seek a complete liquidity event within five years of the completion of the offering stage, but it is also stated that the offering period may be extended indefinitely. Please describe the circumstances under which the offering period may be extended.

Page 4

17. Please provide support for the following claim: "The impact of applying socially responsible investment ("SRI") filters on such a massive scale has in many cases limited access to funding for companies in parts of the economy that support U.S. economy and military independence." Please cite the sources of data used to compile the charts

regarding the growth of SRI strategies and the Principles of Responsible Investment Initiative.

Page 9

18. The penultimate bullet point states that the Fund "may" borrow funds to make investments. Please revise the language to "intends to" borrow funds.

19. The last bullet point states that the Fund "may be concentrated" in a limited number of portfolio companies. Please consider using a term other than "concentrated," which has a defined meaning under the requirements of the 1940 Act. Please confirm whether you anticipate the Fund's portfolio to be concentrated in any particular industry.

Page 10

20. In the "Investment Strategy" section, please explain how investing in small to middle-market private U.S. companies that specifically meet the Fund's stated "Patriotic Responsible Investing" principles furthers the Fund's investment objectives.

Fees and Expenses

Page 22

21. Please move all the footnotes applying to the fee table below the fee table and prior to the example.

22. In footnote 5 to the fee table, please provide additional detail regarding the calculation of the incentive fee. Specifically, please describe the effect of any "catch-up" provisions, whether incentive fees that are attributable to deferred interest will be paid to the Adviser, describe if there is any ability to clawback incentive fee amounts already paid, etc. Please disclose that the hurdle rate is fixed, and as interest rates rise, it will be easier to surpass the hurdle rate and for the Adviser to receive an incentive fee based on income.

23. Please confirm that the interest rate of 3.0% on borrowings obtained by the Fund is considered to be the prevailing interest time at the time of the offering (see footnote 6 to the fee table).

24. The example shows the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to an investment in the Fund, assuming a 5% annual return. Please provide an additional line item to the example disclosing the costs that would be incurred if the 5% return used in the example was made up entirely of capital gains subject to the 20% incentive fee.

Risk Factors

25. While the Fund's investment strategy contemplates investments in CLOs, there is no disclosure relating to the various risks posed by this type of investments. Please include appropriate risk disclosures.

26. Please consider whether there are any additional risks associated with investing in businesses conform the principles of "Patriotic Responsible Investing." Please consider whether any industry-specific risks should be disclosed.

27. In various sections in the Registration Statement (e.g. see page 2), it is disclosed that the Fund intends to employ leverage as market conditions permit up to 50% of the Fund's assets. Please confirm whether the Fund intends to incur leverage within a year from the effective date of the Registration Statement. Please include additional disclosure regarding the effects of leverage, in accordance with the instructions to Item 8.3(b) of Form N-2.

Page 48

28. In the risk factor relating to original discount instruments, please include the following clarification: PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

Page 58

29. Please provide a description of the investment allocation policies of the Advisor and explain the methodology that is utilized to allocate opportunities between the Fund and other accounts with similar investment objectives that are managed by the Adviser, sub-adviser or members of the Adviser's senior management. Explain how such allocation policies and procedures impacted by the limitations on affiliated transactions set forth in Section 57 of the 1940 Act.

Discussion of the Company's Expected Operating Plans

Page 75

30. In the sub-section titled "Revenues," it is disclosed that "we may also generate revenues in the form of commitment, closing, origination, structuring or diligence fees, monitoring fees, fees for providing managerial assistance, consulting fees, prepayment fees and performance-based fees." In your response letter, please confirm that all such fees are paid solely to the Fund.

Management

<u>Page 109</u>

31. Please include additional explanation regarding the various factors that the Fund's board has considered in concluding the board's structure is appropriate for the Fund, specifically that the Fund's board does not need a lead independent director.

Brokerage Allocation and Other Practices

<u>Page 176</u>

32. Please disclose that any research or other benefits received by the Adviser from a broker-dealer, for transactions where the Fund will be "paying-up", will qualify for the safe harbor provisions under Section 28(e) of the Securities Exchange Act of 1934.

* * * * * *

We may have additional comments on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *   *   *   *

Should you have any questions regarding this letter, please contact me at (202) 551-6908.

Sincerely,

/s/ Asen Parachkevov
Attorney Adviser